EXHIBIT 12

AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Income Before Income Taxes, Extraordinary Items
and Cumulative Effect of Accounting Changes*	$4,312	$1,844	$8,935	$5,267	$6,623	$7,751	$8,686
Add: Interest Expense	873	464	1,843	1,456	1,023	1,191	1,382
Dividends on Preferred Securities	1	1	3	31	24	22	24
1/3 Rental Expense	67	74	290	158	160	140	195

Adjusted Earnings	$5,253	$2,383	$11,071	$6,912	$7,830	$9,104	$10,287

Total Interest Charges	$908	$478	$1,916	$1,492	$1,054	$1,228	$1,440
Dividends on Preferred Securities	1	1	3	31	24	22	24
1/3 Rental Expense	67	74	290	158	160	140	195

Adjusted Fixed Charges	$976	$553	$2,209	$1,681	$1,238	$1,390	$1,659

Ratio of Earnings to Fixed Charges	5.38	4.31	5.01	4.11	6.32	6.55	6.20

*All periods presented exclude undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.